Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

ENERGY VAULT AND KOREA ZINC ANNOUNCE STRATEGIC PARTNERSHIP IN ENERGY STORAGE INCLUDING USD $50 MILLION INVESTMENT

New investment subscription upsizes previously announced PIPE from $100 million to $150 million in conjunction with Energy Vault’s agreement to become a publicly-traded company through merger with Novus Capital Corporation II

Strategic partnership formed with Sun Metals, a wholly owned subsidiary of Korea Zinc, focused on future deployment beginning in mid-2022 of Energy Vault’s proprietary energy storage and energy management software technology to support decarbonization of Sun Metals’ zinc refinery operations

In conjunction with Korea Zinc’s $50 million PIPE commitment, approximately 90% of the minimum cash condition has been satisfied

LUGANO, Switzerland, WESTLAKE VILLAGE, Calif., SEOUL, South Korea & STUART, QUEENSLAND, Australia – January 5, 2022 - Energy Vault, Inc. (Energy Vault), the company developing sustainable, grid-scale energy storage solutions, today announced a strategic partnership for renewable energy storage with Korea Zinc Co., Ltd. (“Korea Zinc”, KRX 010130) the global leader in non-ferrous metal smelting production including leading positions in Zinc, Lead, Silver and rare metal Indium. The partnership supports Korea Zinc’s strategy to decarbonize their refining and smelting operations focused initially under wholly owned subsidiary Sun Metals Corporation Pty. Ltd. (“Sun Metals”). The companies expect to begin project deployment in mid-2022.

Energy Vault Enters Into Strategic Partnership with Sun Metals

Sun Metals, an Australia-based zinc refinery and a wholly owned subsidiary of Korea Zinc, aims to deploy Energy Vault’s storage and energy management software technology to support renewable power supply and optimization to support their refining infrastructure. The scope of the partnership also includes the potential sustainable and beneficial re-use of tailings and other refining waste materials within Energy Vault’s eco-friendly composite blocks.

Sun Metals is targeting to become one of the first zinc refineries to produce “Green” Zinc in support of their broader strategy to shift to 100% renewable power by 2040 with an interim target of 80% renewable by 2030. Sun Metals’ mission is to be the safest, most environmentally-responsible, and most competitive zinc refinery in the world. In November 2020, the zinc refining leader joined the RE100 Climate Group initiative as part of its commitment to 100% renewable power by 2040. Korea Zinc recently announced Ark Energy Corporation Pty. Ltd. (“Ark Energy”), another wholly owned Australian subsidiary of Korea Zinc, will acquire a 100% interest in a leading utility-scale wind and solar energy developer (Epuron) in Australia which brings more than 9 GW of wind and solar projects with it that will play an important part in meeting or exceeding Sun Metals renewable power goals and supporting Ark Energy’s plans to become the most competitive producer of green hydrogen in the world. Sun Metals is currently the second largest consumer of electricity in Queensland, Australia with greater than 1 terawatt hours of consumption per annum.

“Energy Vault’s innovative storage technology and energy management software platform can play a key role in enabling and accelerating our decarbonization strategy as we enhance our ability to power our operations with renewable energy,” said Yun B. Choi, Vice Chairman of Korea Zinc.

“We are proud to partner with Korea Zinc and Sun Metals to broadly support their clean energy transition within their refining operations,” said Robert Piconi, CEO and Co-Founder, Energy Vault. “Korea Zinc has demonstrated tremendous global leadership as a company in setting aggressive decarbonization targets and then investing significant capital to make sustainable, decarbonized energy a reality for their operations, and that certainly is the case here with their investment in Energy Vault.”

“We look forward to collaborating with Energy Vault in pursuit of our goal to become the first refinery in the world to produce green zinc made entirely from renewable energy,” said Kiwon Park, CEO of Sun Metals. “As the second largest consumer of electricity in Queensland, Sun Metals has a strong focus on being both environmentally responsible and the most competitive zinc refinery in the world.”

New Investment from Korea Zinc Upsizes Novus Capital Corporation II PIPE to $150 Million

In conjunction with its previously announced business combination with Novus Capital Corporation II (NYSE: NXU), Energy Vault announced a $100 million private placement (“PIPE”) investment. In addition to the strategic partnership announced today, Korea Zinc has executed a subscription agreement committing a $50 million investment to Novus’s PIPE.

The new commitment announced today brings proceeds from the PIPE transaction to $150 million. These proceeds, combined with up to $288 million in Novus’s cash trust account, will be used to fund Energy Vault’s operations and support new and existing growth initiatives. Additionally, as a result of this increased PIPE investment, approximately 90% of the minimum cash condition has been satisfied.

Mr. Choi continued, “Our investment in Energy Vault underscores our commitment to advancing the production of metals that are essential for human life in a sustainable way.”

Mr. Piconi added, “This investment from one of the world’s largest metal producers and our partnership agreement with Sun Metals will further accelerate the global scale-up of our innovative energy storage infrastructure and software platform within one of the most important global markets of Australia. Importantly, with the majority of the minimum cash condition satisfied, it also significantly enhances deal certainty, thus allowing the Energy Vault team to remain hyper focused on deployment execution across the globe.”

Korea Zinc joins several other leading investors committed to participate in the Business Combination by investing in the PIPE. The PIPE is anchored by strategic and institutional investors, including funds and accounts managed by Adage Capital Partners LP, Pickering Energy Partners, Sailingstone Capital Energy Transition Strategy Fund, SoftBank Investment Advisers, CEMEX Ventures (NYSE: CX), Palantir Technologies Inc., (NYSE: PLTR) and other investors. Affiliates and associates of Novus Capital also participated in the PIPE investment. This follows the recent Series C funding round previously announced on August 28, 2021 which closed at $107.5 million and included strategic investments from Saudi Aramco Energy Ventures, BHP Ventures, +Volta Energy Technologies and Softbank Vision Fund, among others.

Completion of Energy Vault’s Business Combination with Novus II Capital Corporation is expected in the first quarter of 2022 and is subject to approval by Novus’ stockholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions.

About Energy Vault

Energy Vault develops sustainable energy storage solutions designed to transform the world’s approach to utility-scale energy storage for grid resiliency.  Our proprietary gravity-based Energy Storage Technology and the Energy Storage Management and Integration Platform are intended to help utilities, independent power producers and large industrial energy users significantly reduce their levelized cost of energy while maintaining power reliability.  Utilizing eco-friendly materials with the ability to integrate waste materials for beneficial re-use, Energy Vault is facilitating the shift to a circular economy while accelerating the clean energy transition for its customers.

Energy Vault previously announced an agreement for a business combination with Novus Capital Corporation II (NYSE: NXU), which is expected to result in Energy Vault becoming a public company listed on the New York Stock Exchange under the ticker symbols “NRGV” and “NRGV WS” in the first quarter of 2022, subject to customary closing conditions.

About Korea Zinc

Korea Zinc Co., Ltd. is a Korea-based world class general non-ferrous metal smelting company principally engaged in the manufacture and marketing of non-ferrous metal products. Korea Zinc owns and operates zinc smelters in Korea and Australia and a lead smelter in Korea and its metal products consist of zinc products, including zinc slab ingots, zinc alloy jumbo blocks, zinc anode ingots and zinc die-casting ingots and precious metal products, including gold and silver products. Korea Zinc is leading the world resource market as the global number one in terms of zinc production and market share.

In September 2021, Korea Zinc was the first major refiner in the world to join RE100 and commit to powering its global operations from 100% clean energy by 2050.

Sun Metals Corporation Pty Ltd

Sun Metals is an Australian subsidiary of Korea Zinc Company Limited. Its Zinc Refinery is located 15km south of the city of Townsville in North Queensland, Australia. Korea Zinc group is the largest base metals and precious metals producer in the world, who is considered to have the most advanced technologies of metals refining.

As Queensland’s biggest zinc refinery, Sun Metals produce a Special High-Grade Zinc. In 2018, Sun Metals completed the largest (125MW) integrated industrial used solar plant in Australia. This solar farm generates 24% of the electricity used by Sun Metals.

Sun Metals is committed to the community and is a strong contributor to the local economy. It employs over 350 staff and contractors, primarily from the local community.

Ark Energy Corporation Pty Ltd

Ark Energy was established in 2021 as a new Australian subsidiary of Korea Zinc to decarbonise the energy supply of the Korea Zinc group starting with Sun Metals, accelerating the group’s energy transition as it aims to produce ‘green’ zinc. Ark Energy recently acquired a 100% interest in Epuron Holdings Pty Ltd, a leading utility-scale wind and solar energy developer in Australia with a development pipeline of over 9GW.

Ark Energy is leveraging and expanding on the group’s existing investments across the hydrogen supply chain to become an extreme user, demand creator and major exporter of green hydrogen. Ark Energy’s SunHQ hydrogen hub is the first hydrogen project in Australia to be jointly supported by the Australian Renewable Energy Agency, the Clean Energy Finance Corporation and the Queensland Government. SunHQ has been granted development approval from the Queensland Government and is on track to be commissioned by December 2022.

About Novus Capital Corporation II

Novus raised approximately $287.5 million in its February 2021 IPO and its securities are listed on the NYSE under the ticker symbols “NYSE: NXU, NXU.U, NXU WS.” Novus is a special purpose acquisition company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Novus Capital is led by Robert J. Laikin, Jeff Foster, Hersch Klaff, Larry Paulson, Heather Goodman, Ron Sznaider and Vince Donargo, who have significant hands-on experience helping high-tech companies optimize their existing and new growth initiatives by exploiting insights from rich data assets and intellectual property that already exist within most high-tech companies.

Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to the rollout of Energy Vault’s business and timing of deployments, including with respect to EVS and its anticipated benefits and capacities, the proposed features and designs of the EVx and the Energy Vault Resiliency Center (EVRC) platforms, the availability of low-cost and locally sourced materials to produce “mobile masses,” customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Energy Vault’s and Novus’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; risks related to the inability or unwillingness of Energy Vault’s customers to perform under sales agreements; risks related to Energy Vault’s the performance and availability of EVS; demand for renewable energy; ability to commercialize and sell its solution; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive technologies; ability to obtain sufficient supply of materials; the impact of Covid-19; global economic conditions; ability to meet installation schedules; construction and permitting delays and related increases in costs; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in the Registration Statement and in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC.

Important Information About the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the proxy statement/prospectus, as well as any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety because they contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Novus and its directors and executive officers may be deemed participants in the solicitation of proxies of Novus’ shareholders in connection with the proposed business combination. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus’ executive officers and directors in the solicitation by reading Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, Quarterly Report on Form 10-Q for the six months ended June 30, 2021 and the proxy statement/prospectus and other relevant documents and other materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus’ participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Contacts

Investors
energyvaultIR@icrinc.com

Media
media@energyvault.com